                             THE QUIGLEY CORPORATION
                                 KELLS BUILDING
                             621 SHADY RETREAT ROAD
                         DOYLESTOWN, PENNSYLVANIA 18901
                                TEL. 215-345-0919
                                FAX 215-345-5920

October 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-601
Attention: Jim B. Rosenberg

Re: The Quigley Corporation ("TQC")
    Form 10-K for the  fiscal  year  ended  December  31,  2004
    File No. 000-21617
    ------------------

Ladies and Gentlemen:

Pursuant to a discussion with Ms. Amy C. Bruckner, Staff Accountant, Division of
Corporation   Finance,   with  the  Securities  and  Exchange   Commission  (the
"Commission")  on October 11, 2005,  we are providing  additional  commentary to supplement and not replace our response to the letter of comment dated August 4,
2005 from the Commission (the "Commission Letter") filed on August 29, 2005 with the Commission. We have reviewed the additional commentary with our auditors and the  following  reflect our further  responses  to the  Commission  Letter.  The section and page number references below refer to our annual report on Form 10-K for the fiscal year ended  December 31, 2004 filed with the  Commission on March
31, 2005.  The additional  commentary to supplement  our previous  responses are numbered to  coincide  with the  numbering  of the  comments  in the  Commission
Letter.

CRITICAL ACCOUNTING POLICIES, PAGE 18

1.   WE ACKNOWLEDGE YOUR REVENUE  RECOGNITION  POLICY AS NOTED HEREIN AND WITHIN
     YOUR "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" IN THE ACCOMPANYING NOTES
     TO YOUR CONSOLIDATED FINANCIAL STATEMENTS.  WE BELIEVE THAT YOUR DISCLOSURE
     RELATED TO ESTIMATES OF ITEMS THAT REDUCE YOUR GROSS REVENUE, SUCH AS SALES
     RETURNS AND  ALLOWANCES,  COULD BE DEFINED AND IMPROVED.  PLEASE PROVIDE US
     WITH THE FOLLOWING INFORMATION IN A DISCLOSURE-TYPE FORMAT:

     a.)  THE TYPE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATES AND THE
          EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTION
          THAN THOSE UPON WHICH YOU CURRENTLY RELY. FOR EXAMPLE,  PLEASE PROVIDE
          A RANGE OF REASONABLY  LIKELY  AMOUNTS OR ANOTHER TYPE OF  SENSITIVITY
          ANALYSIS.

TQC RESPONSE (ADDITIONAL COMMENTARY)

Sales returns, cash discounts and reductions for cooperative advertising are the types of  accruals  provided  for in the  period  that  the  related  sales  are recorded.

Provisions  for these  reserves are applied or matched to the current  sales for the period presented and are based on historical experience, which is tested and tracked at the specific  customer  level,  along with the  monitoring of current occurrences and developments by customer and market conditions that could affect the expected sales returns,  cash discounts and  cooperative  advertising  costs within the cold remedy segment for any period presented.

We have a specific returns policy,  for all periods  presented,  that states the only acceptable returns are for damaged or improperly manufactured  merchandise, or if we discontinue a product. All returns require a "Returns Authorization" to be accepted at our  warehouse  locations or destroyed at a  reclamation  center, with verified proof of product destroyed.

Cash discount terms have not changed for the periods  presented and are taken by virtually all customers.

Cooperative advertising arrangements are specific agreements with each customer, by specific year, and as such,  provisions made to such reserves are made on the current year's sales relative to the specific terms with each specific  customer for the fiscal period presented.

Specific events, such as the discontinuation of a product, would be added to the normal provisions for any reserve account for the fiscal periods  presented.  As the cold remedy  products do not have an  expiration  date,  and  following  the
aforementioned   methodologies   provides  assurances  that  such  reserves  are
consistent and fairly presented.

     e.) A ROLL-FORWARD OF THE LIABILITY FOR EACH ESTIMATE FOR THE PERIODS
           PRESENTED, SHOWING THE FOLLOWING:
           o   BEGINNING BALANCE;
           o   CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD;
           o   CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS;
           o   ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE
               IN CURRENT PERIOD;
           o   ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE
               IN PRIOR PERIODS; AND
           o   ENDING BALANCE.

TQC RESPONSE (ADDITIONAL COMMENTARY)

ACCOUNT - SALES RETURNS & ALLOWANCES                                                           2004             2003
--------------------------------------------------------------------------------        ----------------    -------------
Beginning balance                                                                            $403,850          $426,557
Current provision related to sales made in current period*                                  1,414,796           937,738
Current provision related to discontinuation of Cold-Eeze nasal spray                         625,756
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*         (1,335,231)         (960,445)
Actual returns-credits in current period related to sales made in prior period*
                                                                                        ----------------    -------------
Ending balance                                                                             $1,109,171          $403,850
                                                                                        ================    =============

* AMOUNTS  FOR EACH LINE  CATEGORY  ARE NOT  APPLICABLE  AS  PROVISIONS  TO SUCH
ACCOUNT PRINCIPALLY RELATES TO THE CURRENT YEAR.

ACCOUNT - CASH DISCOUNTS                                                                       2004              2003
--------------------------------------------------------------------------------        ----------------    -------------
Beginning balance                                                                            $114,580          $96,961
Current provision related to sales made in current period*                                    541,290          471,781
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*            (563,413)        (454,162)
Actual returns-credits in current period related to sales made in prior period*
                                                                                        ----------------    -------------
Ending balance                                                                                $92,457          $114,580
                                                                                        ================    =============

* AMOUNTS  FOR EACH LINE  CATEGORY  ARE NOT  APPLICABLE  AS  PROVISIONS  TO SUCH
ACCOUNT PRINCIPALLY RELATES TO THE CURRENT YEAR.

                                       2

ACCOUNT - COOPERATIVE ADVERTISING                                                              2004            2003
--------------------------------------------------------------------------------        ----------------   --------------
Beginning balance                                                                          $1,294,927        $754,813
Current provision related to sales made in current period*                                  2,203,179       2,642,128
Current provision related to sales made in prior periods*
Actual returns-credits in current period related to sales made in current period*          (2,754,724)     (2,102,014)
Actual returns-credits in current period related to sales made in prior period*
                                                                                        ----------------   --------------
Ending balance                                                                               $743,382      $1,294,927
                                                                                        ================   ==============

* AMOUNTS  FOR EACH LINE  CATEGORY  ARE NOT  APPLICABLE  AS  PROVISIONS  TO SUCH
ACCOUNT PRINCIPALLY RELATES TO THE CURRENT YEAR.

2.   WE NOTE THAT YOUR ACCOUNTING POLICY WITH RESPECT TO COMMISSION EXPENSE PAID
     TO  DISTRIBUTORS/BROKERS OF YOUR PRODUCTS VARIES DEPENDING ON THE NATURE OF
     THE UNDERLYING AGREEMENT; THAT IS, YOU CLASSIFY CERTAIN COMMISSIONS PAID AS
     A COST OF SALES  VERSUS  ADMINISTRATIVE  EXPENSE.  PLEASE  PROVIDE US, IN A
     DISCLOSURE-TYPE  FORMAT, MORE ABOUT THE NATURE OF THE UNDERLYING  AGREEMENT
     THAT DETERMINES YOUR COMMISSION CLASSIFICATION. IN ADDITION, PLEASE TELL US
     WHY YOU BELIEVE THAT YOUR  CLASSIFICATIONS ARE APPROPRIATE UNDER U.S. GAAP,
     REFERENCING THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR TREATMENT.

TQC RESPONSE (ADDITIONAL COMMENTARY)

COLD REMEDY SEGMENT

Cost of Sales:

In accordance with contact terms,  royalties payable to the patent holder of the
Cold-Eeze  formulation and commissions  payable to the corporation  founders and developers of the final saleable  Cold-Eeze  product are costs directly  related for the  right  to  manufacture,  market  and  develop  the  Cold-Eeze  product.
According to GAAP and as presented in the financial  statements,  such costs are classified  as cost of sales since these costs are part of the "CURRENT  COST OF
PURCHASING THE GOODS CONCERNED OR THE CURRENT COST OF THE RESOURCES  REQUIRED TO
PRODUCE THE GOODS CONCERNED."

Operating expenses, selling, general and administrative:

Agreements with Acosta, a major national sales brokerage firm, are for this firm to sell and market the Cold-Eeze  product to our customers,  among which include the largest food, drug and mass merchandisers of the country.  In this capacity,
Acosta  supplements  our sales  management team and as such are presented in the financial statements as selling expenses, as the nature of these expenses relate to the  direct  selling  of the  product  and not the  acquisition  of the goods concerned that are ultimately sold.

HEALTH AND WELLNESS SEGMENT

Cost of Sales:

Agreements with Independent  Representatives ("IR's") and in accordance with our policy and procedures for IR's,  among other factors,  are related to expand the cycle of additional  IR's,  which can be correlated as a direct cost relative to the "CURRENT COST OF PURCHASING  THE GOODS  CONCERNED OR THE CURRENT COST OF THE
RESOURCES  REQUIRED TO PRODUCE THE GOODS  CONCERNED."  Accordingly,  commissions incurred are  presented  in the  financial  statements  as cost of sales for the periods presented.

In reviewing other publicly owned "multilevel  marketing  companies"  ("MLM's"), such as Mannetech,  Incorporated (Nasdaq "MTEX") and Nature's Sunshine Products,
Inc.  (Nasdaq  "NATR"),  such MLM's  present such costs as a separate line after cost of sales, as either part of gross profit, or stated  separately,  but these costs are not part of operating expenses.  However, such MLM's are in the direct marketing  business only and in order to be comparable with other MLM companies, separately present IR's commissions.

                                       3

As the Company is principally a pharmaceutical  health care company, even though the  direct  marketing  segment  currently  comprises  approximately  50% of the revenues,  financial  presentations  of the Company are more  meaningful for the investment  community to be presented in a  methodology  that are  comparable to other pharmaceutical  health care companies,  whose stock price is predicated on the future  discounted cash flows related to their mission statement of being in a pharmaceutical business.

Operating expenses, selling, general and administrative:

The Company  includes  payments in accordance  with  agreements  with the former owner of its  acquired  proprietary  products,  for its  continued  exclusivity, consulting, marketing presentations,  confidentiality and non-compete agreements with such expense  being  expensed as  administration  expense in the  financial statements for the periods presented.

4.   PLEASE PROVIDE US WITH ADDITIONAL INFORMATION, IN A DISCLOSURE-TYPE FORMAT,
     REGARDING  THE  ADJUSTMENT  TO YOUR NET INCOME FROM  OPERATIONS OF $497,048
     RELATED TO YOUR ALLOWANCE FOR DOUBTFUL  ACCOUNTS EXPENSE FOR THE YEAR ENDED
     DECEMBER 31, 2004.  TELL US THE AMOUNT OF YOUR BAD DEBT EXPENSE IN 2004 AND
     SEPARATELY  THE AMOUNT OF ANY REDUCTION IN YOUR ALLOWANCE THAT YOU RECORDED
     TO THE  STATEMENT  OF  OPERATIONS  WITH FULL  EXPLANATION.  PROVIDE  US, IN
     DISCLOSURE-TYPE   FORMAT,  THE  EFFECT  THAT  THESE  AMOUNTS  HAD  ON  YOUR
     OPERATIONS IN 2004. ALSO, PROVIDE US SCHEDULE II AS PRESCRIBED BY RULE 5-04
     OF  REGULATION  S-X AND TELL US WHY YOU HAVE NOT INCLUDED  THIS SCHEDULE IN
     YOUR FILING.

TQC RESPONSE (ADDITIONAL COMMENTARY)

The adjustment to net income from operations in the  consolidated  statements of cash flows of $497,048  reflects  the net change in the  allowance  for doubtful accounts  from December 31, 2004 of $311,764 as compared to December 31, 2003 of
$808,812.  This net change for 2004 includes a current provision of $25,000, the actual bad debt  expense,  which flowed  through the  statement of operations in
2004 and a reduction for the actual write-offs during 2004 totaling $522,000.

As agreed,  the  Consolidated  Statement of Cash Flows should have reflected the following  for 2004 and will be adjusted  with the next  annual  filing with the
Commission:

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO
 NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:

    Bad debts provision                   25,289

(INCREASE) DECREASE IN ASSETS:

     Accounts receivable               1,460,615

The  Company  acknowledges  that staff  comments  or changes to  disclosures  in response  to staff  comments do not  foreclose  the  Commission  from taking any action with respect to the filing and the Company will not assert staff comments as a defense in any  proceeding  initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George J. Longo
George J. Longo
Vice President and Chief Financial Officer